FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2005

MIGENIX Inc.

(Translation of registrant’s name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

▪

 EXHIBITS

Exhibit 1

Press Release dated May 31, 2005

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: May 31, 2005

MIGENIX Inc.

BC Research Complex

3650 Wesbrook Mall

Vancouver, BC V6S 2L2

Canada

|NEWS RELEASE|

FOR IMMEDIATE RELEASE

NOT FOR DISTRIBUTION TO THE U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES

MIGENIX PROVIDES UPDATE ON UNIT OFFERING

Vancouver, BC, CANADA - May 17, 2005-MIGENIX Inc. (TSX: MGI; OTC: MGIFF) (the "Company"), a clinical-stage developer of drugs for infectious and degenerative diseases, has reduced the size of its previously announced $15 million unit offering to $5 million in light of market conditions, with an agent's option to increase the offering by up to $3 million prior to closing. The price per unit has been set at $0.45.

MIGENIX intends to use the proceeds of the offering to fund a planned Phase II combination therapy clinical trial of MX-3253 for the treatment of Hepatitis C Virus (HCV) infections and for working capital to support operations. Given the reduction in the size of this financing, the Company will be taking steps to reduce the cash used in its operating activities by various means such as postponing the initiation of the planned Phase I/II clinical study of MX-4509 for neurodegenerative diseases, modifying the design of the MX-3253 Phase II combination study, and reducing certain expenses on internal operations. The Company will continue advancing its highest priority programs while operating within an annual burn rate of $11 million to $13 million, compared to the Company's previous guidance of $13 to $15 million per year. The proceeds from the unit offering combined with the Company's current financial resources are expected to provide for operations into the third quarter of calendar 2006.

Jim DeMesa, M.D., President & CEO stated, "In the interest of our shareholders, this revised financing plan and the additional steps we are taking to manage our resources will enable us to focus on our highest priority internal programs, such as MX-3253, in Phase II development for the treatment of chronic HCV infections. The dilution from raising a larger amount, given current market conditions, was unacceptable and we have therefore done what we feel is necessary to provide MIGENIX with the greatest opportunity for success.

Each Unit of the offering will consist of one common share in the capital of the Company and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of $0.55 per common share on or before 36 months from the closing date and the warrants are transferable. The Company plans to file a final prospectus for the offering in the next several days with closing of the offering on or about May 31, 2005. The offering is subject to a receipt being obtained for the final prospectus, stock exchange approval and customary closing conditions. The Company has also granted the agents an over-allotment option exercisable within 30 days from the closing of the offering, to purchase up to an additional number of units equal to 15% of the number of units sold pursuant to the offering, at $0.45 per unit, to cover over-allotments, if any.

The units and the underlying securities have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States or to U.S. persons absent registration or an applicable exemption from registration requirements. The offering is being conducted with a syndicate of agents led by Canaccord Capital Corporation and including Dundee Securities Corporation, Octagon Capital Corporation, Pacific International Securities Inc. and Orion Securities Inc.

About MIGENIX Inc.

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. The Company's clinical programs include drug candidates for the treatment of chronic Hepatitis C Virus infections (Phase II), the prevention of catheter-related infections (Phase III), the treatment of neurodegenerative diseases (Phase I/II) and the treatment of acne (Phase II). MIGENIX is headquartered in Vancouver, British Columbia, Canada with U.S. operations in San Diego, California.

MIGENIX Inc. -NEWS RELEASE -May 17, 2005                                                                                                                     Page 2 of 2

Forward-looking Statements

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. Forward-looking statements in this release include, but are not limited to: statements concerning the anticipated size of the Offering and date on which a final prospectus will be filed; statements concerning MIGENIX's future expenses and annual availability of cash to fund expenses into the third quarter of 2006. These statements are only predictions and actual events or results may differ materially from those reflected in the forward-looking statements. Factors that could cause actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties as to future expense levels and the possibility of unanticipated costs or expenses or cost overruns, the possibility that opportunities will arise that require more cash then presently anticipated and other uncertainties related to predictions of future cash requirements, conditions in the securities markets generally and with respect to demand for MIGENIX's securities in particular, the need to satisfy securities regulatory and stock exchange requirements; uncertainties related to early stage of technology and product development; government regulation; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. Certain of these factors and other factors are described in detail in the Company's Preliminary Prospectus, Annual Information Form and Annual Report on Form 20-F, news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX assumes no obligations to update such information to reflect later events or developments.

"Jim DeMesa"

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.